Exhibit 99.6
NOTICE TO BENEFICIAL SHAREHOLDERS RESIDENT OUTSIDE CANADA AND
THE UNITED STATES
January 5, 2011
Dear Shareholder:
On December 16, 2010, Ivanhoe Mines Ltd. (the “Company”) issued a Short Form Prospectus (the “Prospectus”) describing the Company’s rights offering (the “Rights Offering”). Holders of the Company’s common shares (“Common Shares”) as of 5:00 p.m. (Toronto time) on December 31, 2010 have been issued one right (“Right”) for each Common Share held.
This notice and the enclosed materials are being forwarded to you as a beneficial owner of Common Shares. Such Common Shares and the Rights are likely registered in the name of your securities broker or dealer, bank or trust company or other custodian, as applicable, which may participate directly or indirectly in the book-entry system administered by CDS Clearing and Depository Services Inc. or the Depository Trust Company.
As a beneficial shareholder resident outside of Canada and the United States, you are being sent a copy of the Prospectus, as well as this notice. However, because the Rights and the underlying Common Shares have not been qualified under the securities laws of any jurisdiction other than Canada and the United States, you may not be eligible to participate in the Rights Offering by exercising Rights.
Your securities broker or dealer, bank or trust company or other custodian may consider selling any and all Rights held for your benefit to the extent permitted under its arrangements with you and applicable law and to remit the net proceeds to your account.
Any questions or requests for assistance may be directed to your securities broker or dealer, bank or trust company or other custodian.
Sincerely,
“Robert Friedland”
Robert Friedland
Executive Chairman & Chief Executive Officer